SEC FILE NUMBER 001-38003

CUSIP NUMBER 75134P 402

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RAMACO RESOURCES, INC.

Full Name of Registrant

Former Name if Applicable

250 West Main Street, Suite 1800

Address of Principal Executive Office (Street and Number)

Lexington, Kentucky 40507

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Ramaco Resources, Inc. (the “Company”) was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2021 (“Form 10-K”) because the Company’s independent registered accounting firm, Crowe, LLP (“Crowe”), had not yet completed its audit of the Company’s financial statements. Crowe required additional time to complete their understanding of internal controls over financial reporting related to information technology general controls (“ITGCs”) in the areas of user access and certain automated and manual business process controls that are dependent on the affected ITGCs. Crowe did complete its audit on March 31, 2021, and the Company filed the Form 10-K, along with the audited financial statements for the year ended December 31, 2021, on that date, and within the 15-day extension period provided by Rule 12b-25. The Company notes that its audited financial statements in Form 10-K are unchanged from the unaudited financial statements in Form 8-K filed on February 24, 2022 along with the Company’s fourth quarter of 2021 earnings release.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeremy R. Sussman, Chief Financial Officer	(859)	244-7455
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see the earnings release issued on February 24, 2022.

Special Note Regarding Forward-Looking Information

Certain matters discussed in this Form 12b-25 are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by use of the words “may,” “will,” “should,” “could,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “potential,” or “plan” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this Form 12b-25 include, without limitation, the anticipated time frame within which the Company expects to file its Form 10-K.

Such forward-looking statements are subject to certain risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited to, the inability of the Company to complete the work necessary in order to file its Form 10-K in the time frame that is anticipated. The forward-looking statements made herein are only made as of the date of this Form 12b-25 and the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

RAMACO RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 1, 2022	By:	/s/ Randall W. Atkins
Randall W. Atkins, Chairman, Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4